UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
A$450,000,000
3.70% Notes due 17 June 2025
Series No.: AUD 035-01-1

(to be consolidated, form a single series and be fungible with the A$700,000,000 3.70% Notes
due 17 June 2025 issued on 17 June 2022)

Filed pursuant to Rule 3 of Regulation AD
Dated: 17 August 2022

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of A$450,000,000 principal amount of 3.70% Notes due 17 June 2025 (Series No.: AUD 035-01-1) (the "Notes") (to be consolidated, form a single series and be fungible with the A$700,000,000 3.70% Notes due 17 June 2025 issued on 17 June 2022) of the Asian Development Bank (the "ADB") under its Australian Dollar Medium Term Note Programme (the "Programme").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum of the ADB's Australian Dollar Medium Term Note Programme dated 21 December 2016 (the "Information Memorandum"), previously filed under a report of the ADB dated 14 July 2017, and in the Pricing Supplement relating to the Notes dated 15 August 2022 (the "Pricing Supplement"), which was filed previously under a report of the ADB dated 15 August 2022. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 13 April 2022, was filed under a report of the ADB dated 13 April 2022.

The registrar of the ADB with respect to the Notes is Reserve Bank of Australia, at its office at 65 Martin Place, Sydney NSW 2000, Australia.

Item 2. Distribution of Obligations

See the Information Memorandum, page 7 and the Pricing Supplement.

As of 15 August 2022, the ADB entered into a Subscription Agreement, which was filed previously under a report of the ADB, dated 15 August 2022, with Australia and New Zealand Banking Group Limited, Royal Bank of Canada and The

Toronto-Dominion Bank (the "Lead Managers and Dealers"), pursuant to which the ADB has agreed to issue and sell, and the Lead Managers and Dealers have severally agreed to purchase, a principal amount of the Notes aggregating A$450,000,000 for an issue price of 100.129%, plus A$2,776,500 on account of accrued interest for 61 days from and including 17 June 2022 to but excluding 17 August 2022 (the "Issue Date"), less management and underwriting fees and selling concessions of 0.08% of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the Lead Managers and Dealers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 17 August 2022. The Lead Managers and Dealers propose to offer the Notes to the public at the public offering price of 100.129% of the principal amount of the Notes. The respective principal amounts of the Notes that each of the Lead Managers and Dealers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Australia and New Zealand Banking Group Limited……………………..…	A$150,000,000
Royal Bank of Canada…………..………	A$150,000,000
The Toronto-Dominion Bank……..……	A$150,000,000
Total…………………………….	A$450,000,000

Item 3. Distribution Spread

See page 2 of the Pricing Supplement and the Subscription Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Note	100.129%	0.08%	100.049%*
Total	A$450,580,500	A$360,000	A$450,220,500*

*Plus A$2,776,500 on account of accrued interest for 61 days from and including 17 June 2022 to but excluding the Issue Date.

Item 4.   Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5.   Other Expenses of Distribution

Item	Amount
Legal Fees	U.S.$11,000*

*   Asterisk indicates that expense itemized above is an estimate.

Item 6.   Application of Proceeds

See the Information Memorandum, page 13.

Item 7.   Exhibits

(a)   (i)   Information Memorandum of the ADB's Australian Dollar Medium Term Note Programme dated 21 December 2016, previously filed under a report of the ADB dated 14 July 2017.

(ii)   the Second Note Deed Poll in relation to the Programme dated 21 December 2016, previously filed under a report of the ADB dated 14 July 2017.

(iii)   Amended and Restated Programme Agreement relating to the issuance of Notes by the ADB under the Programme dated 20 March 2018, previously filed under a report of the ADB dated 15 January 2019.

(b)   Copy of an opinion of counsel as to the legality of the Notes.

(c)   Subscription Agreement dated 15 August 2022, previously filed under a report of the ADB dated 15 August 2022.

(d)   (i)   Information Statement dated 13 April 2022, previously filed under a report of the ADB dated 13 April 2022.

     (ii)   Pricing Supplement dated 15 August 2022, previously filed under a report of the ADB dated 15 August 2022.



17 August 2022

Australia and New Zealand Banking Group Limited
Level 5, ANZ Tower
242 Pitt Street
Sydney NSW 2000
Australia

Royal Bank of Canada
Level 47
2 Park Street
Sydney NSW 2000
Australia

The Toronto-Dominion Bank
1 Temasek Avenue
#15-02 Millenia Tower
Singapore 039192

as Lead Managers and Dealers for the issue of the Notes defined below

Ladies and Gentlemen,

ASIAN DEVELOPMENT BANK
Series No.: AUD 035-01-1, Tranche No. 2
A$450,000,000 3.70% Notes due 17 June 2025 (the "Notes")
(to be consolidated, form a single series and be fungible with the A$700,000,000 3.70%
Notes due 17 June 2025 issued on 17 June 2022)
Issued Under the Australian Dollar Medium Term Note Programme (the "Programme")

I am the Deputy General Counsel of the Asian Development Bank ("**ADB**") and have been asked to issue a legal opinion to you in connection with the issue and sale of the captioned Notes issued under the Programme.

In that connection, I have examined, among other things, the following:

(a)   the Agreement Establishing the Asian Development Bank (the "**Charter**"), the By-Laws of ADB, the Rules of Procedure of the Board of Governors of ADB, and the Rules of Procedure of the Board of Directors of ADB;

ASIAN DEVELOPMENT BANK
6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 8632 4444
Fax +63 2 8636 2444
www.adb.org

(b)   a memorandum dated 27 April 1999 from the member of the Board of Directors of ADB representing Australia to the Treasurer of ADB, confirming that the Government of Australia has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(c)   a letter dated 11 September 2007 from the Ministry of Finance of Singapore to the Treasurer of ADB, confirming that the Government of Singapore has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(d)   the resolution adopted by the Board of Directors of ADB on 7 December 2021 (the "**Resolution**"), authorizing the issue and sale of the Notes pursuant to various determinations of the President, a Vice President or the Treasurer of ADB;

(e)   the memorandum of the Officer-in-Charge, Treasury Department of ADB dated 15 August 2022 setting forth the determinations as required under the Resolution for the issue and sale of the Notes;

(f)   the Borrowing Regulation of ADB dated 13 April 2020;

(g)   the Subscription Agreement between ADB and the Lead Managers and Dealers dated 15 August 2022 (the "**Subscription Agreement**") relating to the issue and sale of the Notes; and

(h)   the Pricing Supplement dated 15 August 2022 (the "**Pricing Supplement**" and together with the Subscription Agreement and the Notes are referred to herein collectively as the "**Programme Documents**") relating to the issue and sale of the Notes.

In such examination, I have assumed (other than with respect to ADB), the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all original documents, the conformity to original documents of certified, photostatic, emailed or faxed copies and the authenticity and completeness of the originals of such latter documents.

As to various questions of fact material to the opinions rendered herein, I have relied upon the representations in the documents that I have examined. I have assumed the due execution and delivery, pursuant to due authorization, of the Programme Documents by each party thereto other than ADB, and that each such other party has the full power, authority and legal right to enter into and perform its obligations under each Programme Document to which it is a party. I have also assumed that each Programme Document constitutes the valid and legally binding obligation of each party thereto, other than ADB, enforceable against such party in accordance with its terms, and that all necessary consents, approvals, authorizations, registrations, declarations and filings (governmental or otherwise) and all other conditions precedent with respect to the legal and valid execution and delivery of, and performance under, the Programme Documents by each party thereto other than ADB have been made or satisfied or have occurred and are in full force and effect.

Based on my examination and review of the documents described above and such other documents and matters as are in my judgment necessary for the purposes of this opinion and subject to the assumptions, limitations, qualifications, exceptions and reservations set forth herein, I am of the opinion that:

(A)   ADB has obtained all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of the Notes.

(B)   The creation, issue, sale and delivery of the Notes have been duly authorized. When the Notes have been duly issued, delivered and paid for in accordance with the Subscription Agreement (which Subscription Agreement shall have been duly authorized, executed and delivered by the Lead Managers and Dealers), the Notes will constitute valid and legally binding obligations of ADB.

(C)   The Subscription Agreement and the Pricing Supplement have each been duly authorized, executed and delivered by ADB and (assuming due authorization, execution and delivery by the Lead Managers and Dealers of the Subscription Agreement) each constitutes a valid and legally binding agreement of ADB.

In giving the opinions expressed above, I express no opinion as to:

(a)   the enforceability of any Programme Documents, which is a matter of Australian law, as to which I understand you are being separately advised;

(b)   provisions in any Programme Documents (i) imposing late charges, premiums, penalties or forfeitures, (ii) imposing an increase in interest rate upon delinquency in payment or the occurrence of a default or (iii) requiring any prepayment fee, breakage or yield maintenance charges, including, without limitation, a requirement for the payment thereof upon the occurrence of a default under the Programme Documents for whatever cause or upon acceleration of the obligations;

(c)   the validity of any provision in the Programme Documents releasing, exculpating or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action or inaction involves negligence, recklessness, willful misconduct or unlawful conduct, or where such provision is contrary to public policy;

(d)   the validity or effectiveness of any provision in the Notes for the choice of a forum or waiving an objection to the bringing of an action based on the inconvenience of a forum; and

(e)   any clause in the Notes relating to the submission to jurisdiction, insofar as it purports to confer subject matter jurisdiction on a court to adjudicate any controversy relating to the Notes in any circumstance in which such court would not otherwise have subject matter jurisdiction.

This opinion is limited to matters of public international law, including without limitation the Charter, the By-Laws of ADB, the Rules of Procedure of the Board of Governors of ADB and the Rules of Procedure of the Board of Directors of ADB. No opinion is expressed herein, or should be deemed to be implied hereby, in respect of the laws of any national jurisdiction. To the extent that any opinion is expressed herein as to the validity and binding effect of any agreement or instrument executed by ADB which by its terms is governed by national law, such opinion as to matters of public international law is given upon the assumption of the validity and binding effect of such agreement or instrument under such national law.

My opinions expressed herein are solely for the benefit of the Lead Managers and Dealers and may not be relied on by any other person. This opinion may not be quoted nor any copies hereof be furnished to any other person without the prior written consent of the undersigned, except that you may furnish a copy hereof (a) to your independent auditors, attorneys and affiliates and their advisers, (b) pursuant to any applicable law or regulation, (c) to any governmental agency or authority having supervisory or regulatory jurisdiction over you, (d) pursuant to order or legal process of any court or governmental agency or authority, (e) in connection with any actual or potential legal action or disputes to which you are a party arising out of the transactions referred to in the Notes, (f) to a financial institution in connection with a proposed assignment of your interest under the Notes, and (g) to any rating agencies.

Very truly yours,

DAMIEN J. EASTMAN
Deputy General Counsel and Officer-in-Charge
Office of the General Counsel